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                             August 26, 2020

       Eli Casdin
       Chief Executive Officer
       CM Life Sciences, Inc.
       c/o Corvex Management LP
       667 Madison Avenue
       New York, NY 10065

                                                        Re: CM Life Sciences,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed August 24,
2020
                                                            File No. 333-246251

       Dear Mr. Casdin:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1

       Exhibits

   1. We note your risk factor disclosure on page 56 discloses that your warrant agreement has an exclusive forum
clause which shall be applicable to any action, proceeding or claim against you arising out
of or relating in any way to the warrant agreement, including under the Securities Act, but
that such provision will not apply to suits brought to enforce any liability or duty
created by the Exchange Act. Please also ensure that the forum selection provision in Section
9.3 of your Form of Warrant Agreement filed as Exhibit 4.4 states this clearly, or tell
us how you will inform investors in future filings that the provision applies to actions
arising under the Securities Act, but not the Exchange Act.
 Eli Casdin
CM Life Sciences, Inc.
August 26, 2020
Page 2

       You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Ethan
Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff
Attorney, at (202) 551-3763 or Kevin Dougherty, Staff Attorney, at (202) 551-3271 with any other questions.



                                                           Sincerely,
FirstName LastNameEli Casdin
                                                           Division of
Corporation Finance
Comapany NameCM Life Sciences, Inc.
                                                           Office of Energy &
Transportation
August 26, 2020 Page 2
cc:       Colin Diamond
FirstName LastName